Exhibit (b)(6)

AMENDMENT TO THE BY-LAWS OF EATON VANCE GROWTH TRUST

August 11, 2008

Pursuant to Article XV of the By-Laws of Eaton Vance Growth Trust (the “Trust”), upon vote by a majority of the Trustees of the Trust, Section 3 of Article V is hereby amended and restated in its entirety as follows:

SECTION 3. Consents. Any action required or permitted to be taken at any meeting of the Trustees may be taken by the Trustees without a meeting if a written consent thereto is signed by a majority of the Trustees and filed with the records of the Trustees' meetings. A Trustee may deliver his consent to the Trust by facsimile machine or other electronic communication equipment. Such consent shall be treated as a vote at a meeting for all purposes.